Exhibit 99.1

IsoEnergy Highlights Strong Jurisdictional Rankings in the Fraser Institute's 2026 Annual Survey of Mining Companies and Files Fiscal 2025 Annual Report

TORONTO, Feb. 27, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy" or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to highlight the results of the 2026 Annual Survey of Mining Companies (the "Survey") published by the Fraser Institute, underscoring the strength of the tier one jurisdictions that underpin the Company's globally diversified uranium portfolio and the filing of its annual report on Form 40-F for the fiscal year ended December 31, 2025.

Highlights

•	The 2026 Fraser Institute survey underscores the strength of IsoEnergy's tier one jurisdictional exposure, with Canada, the United States and Australia each placing multiple jurisdictions among the global leaders in mining competitiveness.
•	Canada continues to demonstrate global leadership, led by Saskatchewan, which ranked 3rd globally on the Investment Attractiveness Index (IAI), its sixth Top 10 placement in seven years.
•	United States remains globally significant, with Utah ranking 12th on the Policy Perception Index (PPI), reflecting improving regulatory sentiment as IsoEnergy advances its portfolio of past-producing assets toward potential restart.
•	Australia showed notable upward momentum in this year's survey, with three jurisdictions where IsoEnergy holds projects ranking strongly: South Australia (4th on IAI), Western Australia (6th on IAI; 3rd on the Best Practices Mineral Potential Index (BPMPI)), and Queensland (13th on IAI), highlighting the country's compelling combination of mineral potential and favourable mining policy.

View the full Survey at: https://www.fraserinstitute.org/sites/default/files/2026-02/annual-survey-of-mining-companies-2025.pdf

Philip Williams, CEO and Director of IsoEnergy, commented,
"We are encouraged to see several jurisdictions within IsoEnergy's portfolio once again rank among the global leaders in the Fraser Institute's 2026 survey. Saskatchewan's sustained top-tier performance, together with Western Australia's meaningful advancement this year, reinforces the geological quality and policy stability that underpin our asset base and guide our M&A strategy. These results affirm our disciplined focus on advancing high-quality projects in tier one jurisdictions where we believe institutional capital can be allocated with confidence and long-term value can be responsibly created."

Summary of the Survey Results

In Canada, Saskatchewan's 3rd-place global ranking reflects continued strong support from industry respondents for both its mineral potential and policy framework. The province is internationally recognized as one of the world's leading uranium jurisdictions and hosts IsoEnergy's Larocque East Project, home to the Hurricane Deposit, the world's highest grade published Indicated uranium Mineral Resource (48.6 Mlb U3O8 at 34.5% U3O8 Indicated, and 2.7 Mlb U3O8 at 2.2% U3O8 Inferred)1.

In the United States, specifically Utah, where IsoEnergy holds a portfolio of past-producing mines, the state ranked 38th overall. The decline was driven primarily by a reduction in perceived mineral potential; however, established and historically producing assets are expected to benefit from Utah's continued strength in policy perception metrics.

In Australia, Western Australia's advancement to 6th globally on the Investment Attractiveness Index and 3rd on the Best Practices Mineral Potential Index highlights both its strong policy framework and significant geological potential. The improved rankings align with IsoEnergy's strategic expansion into Western Australia with the Company's planned acquisition of Toro Energy Limited announced on October 12, 2025. Additionally, IsoEnergy holds exploration projects in South Australia and Queensland, ranking 4th and 13th, respectively.

The Fraser Institute's Annual Survey of Mining Companies is widely regarded as a benchmark assessment of global mining investment competitiveness. The Investment Attractiveness Index combines mineral potential and policy factors, while the Best Practices Mineral Potential Index evaluates geological prospectivity under ideal policy conditions.

The summary of the Survey contained herein is subject to all of the assumptions, qualifications and procedures set out in the Survey and is qualified in its entirety by reference to the full text of the Survey.

____________________ [1] See Qualified Person Statement.

Fling of Annual Report on Form 40-F

IsoEnergy has filed its annual report on Form 40-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the "SEC"), in accordance with NYSE American requirements. The Form 40-F includes the Company's annual information form, audited consolidated financial statements, related notes thereto and management's discussion and analysis.

The Form 40-F is available for viewing on the SEC's website at http://www.sec.gov/edgar.shtml and on the Company's website at www.isoenergy.ca.

Holders of IsoEnergy's securities may receive a free printed copy of the Company's most recent Annual Report on Form 40-F, including the audited financial statements, by sending an email request to info@isoenergy.ca or by writing to IsoEnergy Ltd., 401 - 217 Queen Street West, Toronto, Ontario, Canada M5V 0R2.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 - Standards of Disclosure for Mineral Projects).

For additional information regarding the Company's Larocque East Project, including the current mineral resource estimate for IsoEnergy's Hurricane deposit, please see the technical report entitled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" dated August 4, 2022, available on the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements may relate to details of advancement of the Company's Projects; expectations with respect to any potential restart decision with respect to the Company's US projects and the anticipated timing thereof; the Company's planned acquisition of Toro Energy Limited; anticipated increases in uranium prices; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration and development activities are as anticipated; assumptions that the results of planned technical work programs and technical and economic assessments are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; assumptions regarding uranium market conditions and policy shifts; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of technical work programs and technical and economic assessments being different than anticipated; changes in development and production plans based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For further information, please contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 27-FEB-26